EXHIBIT 23.3

Consent of Independent Auditor

The Management Committee and Joint Venturers

Mt. Gravatt Cinemas Joint Venture:

We consent to the incorporation by reference in the registration statements No. 333-167101 on Form S-8 of Reading International, Inc., of our report dated March 4, 2013 with respect to the statement of financial position of Mt. Gravatt Cinemas Joint Venture as of December 31, 2012 and 2011, and the related statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012, which report appears in the December 31, 2012, annual report on Form 10-K of Reading International, Inc.

/s/ KPMG

Sydney, Australia

March 19, 2013